Vedder, Price, Kaufman & Kammaholz, P.C.
                            805 Third Avenue
                       New York, New York 10022
                              212-407-7700
                       Facsimile: 212-407-7799
                            Steven R. Berger
                              212-407-7714
                        sberger@vedderprice.com


                                                  May 2, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Larry Spirgel, Assistant Director
            O. Nicole Holden, Staff Accountant

Re:	Touchstone Applied Science Associates, Inc.
        File No. 001-16689
        -------------------------------------------

Ladies and Gentlemen:

      On behalf of Touchstone Applied Science Associates,
Inc. (the "Company"), I am hereby providing the following responses to your letter, dated April 12, 2005, setting forth certain comments regarding the Company's disclosure contained in its Annual Report on Form 10-KSB for the fiscal year ended October 31, 2004 (the "2004 10-K"), and its Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2005 (the "2005 10-Q"). The paragraphs below are numbered to correspond to the numbered paragraphs in your letter.

Item 8A. Controls and Procedures
--------------------------------

      1. The Company has reviewed its controls and procedures and the evaluation process conducted prior to the filing of the 2004 10-K. The Company has concluded that its disclosure controls and procedures were effective as of October 31, 2004 and as of January 31, 2005.

      2. The Company will revise Item 8A of the 2004 10-K to remove the qualifying language and state its conclusion that the disclosure controls and procedures were effective at the reasonable assurance level.

      3. The Company will revise its discussion of internal controls in the 2004 10-K and the 2005 10-Q to state that (a) there were no changes in the Company's internal controls that could materially affect the internal controls, and (b) there were no such changes during the last fiscal quarter.

Rule 13a-14(a) Certifications
-----------------------------

      4. The certifications attached to the 2004 10-K and the 2005 10-Q will be amended to correct the respective dates of the periods reviewed and the dates as of which the evaluations were conducted.

Note 1 - Organization and Significant Accounting Policies
---------------------------------------------------------

Revenue Recognition, page F-13
------------------------------

      5. The following discussion describes the Company's revenue recognition policies with respect to software products, a state alternative assessment contract, and other assessment products:

           (a) Sales of software products in Fiscal 2004 were $155,700, or 1.4% of total revenues for the year. In
Fiscal 2003, software sales were $196,100, or 2% of total revenues for the year. The Company recognizes revenues from software pursuant to the provisions of SOP 97-2
("Software Revenue Recognition," October 1997), as modified by SOP 98-9 ("Modification of SOP 97-2, Software Revenue
Recognition, With Respect to Certain Transactions",
December 1998), which calls for the recognition of revenues when the collectibility of payment is probable, the selling price is fixed or determinable, persuasive evidence of an arrangement exists, and delivery of the software has occurred. The Company sells three (3) software products that generate software revenue:

           (i)   Booklink - this software product
     matches books with students according to interest and reading ability; the product retails for $99.00.
     Booklink does not require any maintenance by the Company after sale, and there is no annual fee after the initial sale.

           (ii)  EZ Converter - this software product
     allows teachers to score the Company's assessment products by hand, enter the raw score results into the program, and then produce a report of the class scores and the scale of scores. EZ Converter sells at prices ranging from $31 to $55, depending upon the number of students. The Company provides no software support for EZ Converter.

     Sales of Booklink and EZ Converter were $131,700 in
     Fiscal 2003, and $98,200 in Fiscal 2004.  Neither
     Booklink nor EZ Converter requires production of any materials, any alteration or any customization in order for the Company to complete a sale.
     Accordingly, revenue on Booklink and EZ Converter is recognized upon delivery of the software to the customer.

           (iii) SER+ -- SER+ is a software package that allows a school district to do its own scanning, scoring and reporting. SER+ sells for $25,000 plus out-of-pocket installation costs. The Company recognizes the revenue from the sale of SER+ upon installation and implementation of the product. After the first year, the Company charges the user a $2,500 annual maintenance fee, consisting of software support and product updates. The fair value of the software and the related installation is recognized as revenue upon completion of the installation in accordance with SOP 97-2.

     The Company installed one SER+ system in Fiscal 2003 and one in Fiscal 2004. Revenues from the sale of SER+ (including the yearly maintenance fee) were $64,415 in Fiscal 2003 and $57,500 in Fiscal 2004.

           (b) The state contract associated with the development of custom tests for alternative assessment is a cost-plus contract. Each month, the Company invoices the state for the Company's actual costs incurred during that month, plus the contract mark-up rate. Costs include direct labor (both employee expenses and expenses of independent contractor engaged for the particular project), out-of-pocket disbursements, and materials.

           (c) The Company follows the guidance of SAB 104
("Revenue Recognition," December 2003) and, accordingly, recognizes revenue on its products when the revenues have been realized or become realizable and have been earned.
For these services and products, title passes to the customer and revenue is recognized as follows:

           (i)   Proprietary tests--when the tests and
     testing materials shipped; however, the customer has title to the physical testing materials, but the content of the tests remains the intellectual property of the Company;

           (ii)  Scoring reports-in accordance with the
     scoring contract, but generally when the scoring services are complete;

           (iii) Custom tests-in accordance with the contract, but generally upon completion of the custom test development services or performance of the requested consulting services.

Note 4-Leases, page F-19
------------------------

      6. After reviewing the sale-leaseback transaction of the Company's headquarters which occurred in July 2003, the Company has now concluded that its accounting treatment of such transaction was inconsistent with the accounting literature. The Company will revise its accounting treatment of the sale-leaseback transaction to rectify such inconsistencies, and will be restating the financial statements affected by this transaction accordingly. Specifically, the Company will amortize the gain from the sale-leaseback transaction over the ten-year term of the lease, in accordance with SFAS 13 ("Accounting for Leases," November 1976), Paragraph 33, rather than recording the entire gain in the third quarter of Fiscal 2003.

Note 5-Test passage bank and test development, page F-20
--------------------------------------------------------

      7. In 1995, the Company had extensive discussions and correspondence with the SEC (Ms. Mary Mast and Ms.
Teresa Iannaconi) with respect to the proper accounting treatment of the Company's Test Passage Bank. The
Company's accounting treatment of the Test Passage Bank since then has been consistent with the understanding reached with the SEC at that time. The principal elements of such agreed-upon accounting treatment are as follows:

           (a) The Test Passage Bank consists of reading passages written, edited and calibrated (described in (b) below) by the Company to be included in its proprietary tests. Once a test passage has been calibrated, it is entered into the Test Passage Bank where it has a significant useful life (discussed below). The production of a set of test passages for the Test Passage Bank does not constitute software development and is not research and development (as such term is used in SFAS 2). It is important to recognize that test passages are distinct from tests. Test passages are written and calibrated each year.
The Company's proprietary tests are created by selecting the appropriate test passages, based on grade level and difficulty, to satisfy the criteria of a contract or the criteria specified by a state or school district for a particular age level.

           (b) A test passage is produced over a period of time (approximately two years) prior to its inclusion in the Test Passage Bank. The parameters of the process of writing test passages have been well-established by the Company and have been in continuous use for more than 20 years. Test passages must be written and edited to certain specifications, pass several external reviews for bias and technical quality, and be field-tested in calibration studies. Calibration entails (i) the administration of multiple experimental test forms to sample populations of students, and (ii) the performance of statistical analyses to place the test passages on a common scale of text difficulty. The Company's objective is to include test passages in the Test Passage Bank which cover a broad range of skill levels. No test passage can be used in an operational form of a proprietary test until it has completed the development and calibration cycle.

           (c) Accordingly, both the cost of production of each test passage and the cost of calibration of each test passage are direct costs incurred during the two-year development period for each such test passage. These costs include direct labor costs of employees and the costs of consultants and independent contractors who are engaged for a specific project. These costs are incurred prior to the availability of a test passage for use in the Company's proprietary tests. The Company believes that in order to achieve a proper matching of expenses and revenues, it is appropriate to capitalize the costs incurred during the two-year period when a test passage is being written and calibrated, and then to amortize such costs over the useful life of a test passage.

           (d) Each test passage is used for an extended period of time. The Company's proprietary tests are sold in three forms: contract secure, catalog and practice.
Pursuant to contracts with various states, the Company is required to produce secure tests, i.e., tests that consist of test passages that are not being used anywhere in any other form of the Company's tests. The secure test passage is generally used in up to four annual administrations of the test pursuant to that contract. Thereafter, the test passage is included in proprietary tests sold through the Company's catalog, for a period of approximately seven years. Thereafter, the test passages are included in practice tests, sold through the Company's catalog, to provide instructive materials for teachers preparing students for the Company's proprietary test.

           (e) The Company records how many times each test passage is used, whether in a secure test, a catalog test or a practice test. The Company attempts to use each test passage a similar number of times, and also limits the total number of times that a particular test passage is used.
           (f) As compared to the costs incurred to produce a test passage, the costs incurred to produce an actual physical test are expensed as part of the Company's cost of goods sold. Cost of goods sold for a test include labor costs for physical assembly of the test, printing costs, and distribution and shipping costs.

           (g) In 1995, the SEC agreed with the Company that, after developing a test passage over a two-year period, the useful life of a test passage is eleven (11) years: 4 years in secure tests, and 7 years in catalog tests. Accordingly, the costs incurred in developing and calibrating the test passage during the initial two-year period are capitalized, and then such costs are amortized over an 11-year period. Such amortization is complete at the time the test passage is removed from catalog tests and included in practice tests. The capitalized costs do not include the expenses of producing a physical test, as discussed in paragraph (f) above.

                            *   *   *

      The Company will amend its financial statements, and the corresponding periodic reports filed with the SEC, in accordance with the statements made above in this response letter. The Company anticipates that it will make such amended filings no later than the time it files its Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 2005.

      If you have additional questions or would like further information, please do not hesitate to contact Andrew
Simon, President of the Company at (845) 277-8100, or the undersigned, at (212) 407-7714. Thank you very much.

                                                  Very truly yours,

                                                  /s/STEVEN R. BERGER
                                                  -------------------
                                                  Steven R. Berger

cc:   Andrew L. Simon, President
      Touchstone Applied Science Associates, Inc.